Guggenheim Equal Weight Enhanced Equity Income Fund
2455 Corporate West Drive
Lisle, Illinois 60532

        October 24, 2011

Mr. Richard Pfordte
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Guggenheim Equal Weight Enhanced Equity Income Fund
Registration Statement on Form N-2 (File Nos. 333-175662 and 811-22584)

Dear Mr. Pfordte and Ms. Browning:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Equal Weight Enhanced Equity Income Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 10:00 a.m., Eastern time, on October 26, 2011 or as soon as practical thereafter.

Sincerely,

GUGGENHEIM EQUAL WEIGHT ENHANCED
EQUITY INCOME FUND

By:  /s/ Mark E. Mathiasen
        Name: Mark E. Mathiasen
        Title:   Secretary

Wells Fargo Securities, LLC
375 Park Avenue
New York, New York 10152

October 24, 2011

VIA EDGAR

Mr. Richard Pfordte
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Guggenheim Equal Weight Enhanced Equity Income Fund
Registration Statement on Form N-2
File Nos. 333-175662 and 811-22584

Dear Mr. Pfordte and Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Guggenheim Equal Weight Enhanced Equity Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 AM, Eastern Time, on October 26, 2011, or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative By: WELLS FARGO SECURITIES, LLC

By:  /s/ Jerry Raio
        Name: Jerry Raio
        Title:   Managing Director